SCHEDULE 14A
(RULE 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
EXCHANGE ACT OF 1934

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The Progressive Corporation
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement)

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NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD APRIL 19, 2002

Notice is hereby given that the Annual Meeting of Shareholders of The Progressive Corporation will be held at 6671 Beta Drive, Mayfield Village, Ohio, on Friday, April 19, 2002, at 10:00 a.m., Cleveland time, for the following purposes:

    1. To elect three directors; and

    2. To transact such other business as may properly come before the meeting.

Only shareholders of record at the close of business on February 28, 2002, will be entitled to notice of and to vote at said meeting or any adjournment thereof.

By Order of the Board of Directors.

CHARLES E. JARRETT, *Secretary*

March 15, 2002

Shareholders who do not expect to attend the meeting in person are urged to date and sign the enclosed proxy and return it in the enclosed postage-paid envelope.

THE PROGRESSIVE CORPORATION

PROXY STATEMENT

This statement is furnished in connection with the solicitation of proxies for use at the Annual Meeting of Shareholders of The Progressive Corporation, an Ohio corporation ("Company"), to be held at 10:00 a.m., Cleveland time, on Friday, April 19, 2002, at 6671 Beta Drive, Mayfield Village, Ohio 44143, and at any adjournment thereof. This statement and the accompanying proxy, together with the Company's Annual Report to Shareholders for the fiscal year ended December 31, 2001, will be sent to shareholders on or about March 18, 2002.

The close of business on February 28, 2002, has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at the meeting. At that date, the Company had outstanding 73,546,502 Common Shares, each of which will be entitled to one vote.

ITEM 1: ELECTION OF DIRECTORS

The Company's Code of Regulations provides that the number of directors shall be fixed at no fewer than five or more than twelve. The number of directors has been fixed at twelve and there are currently twelve directors on the Board. The Code of Regulations provides that the directors are to be divided into three classes as nearly equal in number as possible and that the classes are to be elected for staggered terms of three years each. Directors of one class are elected annually. At the meeting, the shares represented by the proxies obtained hereby, unless otherwise specified, will be voted for the election as directors of the three nominees hereinafter named, each to serve for a three-year term and until his respective successor is duly elected and qualified. If, by reason of death or other unexpected occurrence, any one or more of the nominees herein named should not be available for election, the proxies will be voted for such substitute nominee(s), if any, as the Board of Directors may propose.

Based upon a recommendation from the Nominating Committee, the Board has nominated the three nominees named below for reelection to the Board. Since the terms of four directors will expire on the date of the Annual Meeting, a vacancy on the Board will be created. Vacancies on the Board may be filled by the remaining directors and, in such event, the new director will serve for the remainder of the unexpired term of the class of directors to which he is assigned. Assignments will be made so that the directors are distributed among the several classes as nearly equally as possible. No decision has been made to fill the vacancy, nor has the Nominating Committee or the Board considered and approved any candidates to fill the vacancy.

Proxies cannot be voted at the Annual Meeting for a greater number of persons than the three nominees named in this proxy statement. No shareholder nominations for the election of directors have been received within the time period required by Section 13 of Article II of the Company's Code of Regulations.

If notice in writing is given by any shareholder to the President, a Vice President or the Secretary not less than 48 hours before the time fixed for holding the Annual Meeting that he desires that the voting for election of directors shall be cumulative, and if an announcement of the giving of such notice is made upon the convening of such meeting by the Chairman or Secretary or by or on behalf of the shareholder giving such notice, each shareholder shall have the right to cumulate such voting power as he possesses at such election and to give one nominee a number of votes equal to the number of directors to be elected multiplied by the number of shares he holds, or to distribute such number of votes among two or more nominees, as he sees fit. If the enclosed proxy is executed and returned and voting for the election of directors is cumulative, the persons named in the enclosed proxy will have the authority to cumulate votes and to vote the shares represented by such proxy, and by other proxies held by them, so as to elect as many of the three nominees named below as possible.

The following information is set forth with respect to each person nominated for election as a director and for those directors whose terms will continue after the Annual Meeting. Unless otherwise indicated, each such nominee or director has held the principal occupation indicated for more than the last five years. Each such nominee is currently a director of the Company.

Nominees for Election at the Annual Meeting

Name	Age	Principal Occupation and Last Five Years Business Experience	Director Since	Term Expires
Milton N. Allen (1)	74	Consultant to or director or trustee of various for-profit and not-for-profit organizations	1978	2005
Charles A. Davis (2)	53	Vice Chairman, Marsh & McLennan Companies, New York, New York (insurance) since September 1999; President and Chief Executive Officer, MMC, Inc., New York, New York (global private equity firm) since April 1998; Limited Partner, Goldman Sachs Group L.P., New York, New York (investment banking) prior to April 1998	1996	2005
Jeffrey D. Kelly (3)	48	Executive Vice President and Chief Financial Officer, National City Corporation, Cleveland, Ohio (commercial banking)	2000	2005

2

Directors whose terms will continue after the Annual Meeting

Name	Age	Principal Occupation and Last Five Years Business Experience	Director Since	Term Expires
Stephen R. Hardis (4)	66	Chairman of the Board, Axcelis Technologies, Inc., Beverly, Massachusetts (semiconductor equipment manufacturing) since May 2000; Chairman of the Board and Chief Executive Officer, Eaton Corporation, Cleveland, Ohio (manufacturing) prior to July 2000	1988	2003
Janet Hill (5)	54	Vice President, Alexander & Associates, Inc., Washington, D.C. (management consulting)	1995	2003
Philip A. Laskawy (6)	60	Retired since September 2001; Chairman and Chief Executive Officer, Ernst & Young, New York, New York (professional services) prior to September 2001	2001	2003
Norman S. Matthews (7)	69	Consultant, New York, New York	1981	2003
B. Charles Ames (8)	76	Partner, Clayton, Dubilier & Rice, Inc., New York, New York (investment banking)	1983	2004
Peter B. Lewis	68	Chairman of the Board; President of the Company prior to January 2001; Chief Executive Officer during 2000 and prior to January 1999; Chief Executive Officer-Insurance Operations during 1999; President, Chairman of the Board and Chief Executive Officer of Progressive Casualty Insurance Company prior to March 2000	1965	2004
Glenn M. Renwick (9)	46	President and Chief Executive Officer of the Company since January 2001; Chief Executive Officer-Insurance Operations during 2000; Chief Information Officer from January 1998 to March 2000; Consumer Marketing Process Leader prior to December 1997; President, Chairman of the Board and Chief Executive Officer of Progressive Casualty Insurance Company since March 2000	1999	2004

3

Name	Age	Principal Occupation and Last Five Years Business Experience	Director Since	Term Expires
Donald B. Shackelford (10)	69	Chairman of the Board, Fifth Third Bank, Central Ohio (successor to State Savings Bank), Columbus, Ohio (commercial bank) since June 1998; Chairman of the Board, State Savings Bank, Columbus, Ohio (savings bank) prior to June 1998	1976	2004

(1) Mr. Allen is also a director of Phoenix Venture Partners and Del Rio Investment Corporation, which are privately held.

(2) Mr. Davis is also a director of Marsh & McLennan Companies, Media General, Inc. and Merchants Bancshares, Inc., which are publicly held.

(3) Mr. Kelly is also a director of National Processing Co., Inc., which is publicly held.

(4) Mr. Hardis is also a director of Nordson Corporation, Lexmark International, Inc., American Greetings Corp., STERIS Corporation, Apogent Technologies Inc. and Marsh & McLennan Companies, all of which, as well as Axcelis Technologies, Inc., are publicly held.

(5) Ms. Hill is also a director of Wendy's International, Inc., Dean Foods Company, Security Capital Group Incorporated and Nextel Communications, Inc., which are publicly held.

(6) Mr. Laskawy is also a director of The Goodyear Tire and Rubber Company, Henry Schein, Inc. and Heidrick & Struggles International, Inc., which are publicly held.

(7) Mr. Matthews is also a director of Toys "R" Us, Inc., Sunoco, Inc., Finlay Fine Jewelry, Inc., Henry Schein, Inc. and Galyan's Trading Company, which are publicly held.

(8) Mr. Ames is also a director of Lexmark International, Inc., which is publicly held, and Kinko's, Inc., Riverwood International, Inc., Remington Arms Co. and Schulte Bautechnik GmbH and Co., KG, which are privately held.

(9) Mr. Renwick is also an officer and director of other subsidiaries of the Company and a director of Fiserv, Inc., which is publicly held.

(10) Mr. Shackelford is also a director of The Limited, Inc., Intimate Brands, Inc. and Fifth Third Bancorp of Cincinnati, which are publicly held.

Six meetings of the Board of Directors were held during 2001 and the Board adopted resolutions by written action pursuant to Ohio corporation law on two occasions.

The Board has named an Executive Committee, an Audit Committee, an Investment and Capital Committee, an Executive Compensation Committee and a Nominating Committee, as described below.

Messrs. Allen, Hardis, Lewis and Renwick are the current members of the Board's Executive Committee, which exercises all powers of the Board between Board meetings, except the power to fill vacancies on the Board or its committees. During 2001, the Executive Committee adopted resolutions by written action pursuant to Ohio corporation law on five occasions.

Messrs. Allen and Ames and Ms. Hill are the current members of the Board's Audit Committee, which assures that organization, policies, controls and systems are in place to monitor performance and monitors the integrity of the Company's financial statements, compliance by the Company with legal, tax and regulatory requirements and the independence and performance of the Company's internal and external auditors. The Committee also provides an independent channel to receive appropriate communications from employees, auditors, legal counsel, bankers and consultants and monitors the public release of financial information. The Board has determined that all members of the Audit Committee have no relationship to the Company that may interfere with the exercise of their independence from management and the Company and are independent as defined in Sections 303.01(B)(2)(a) and (3) of the New York Stock Exchange's listing standards. The Audit Committee met seven times during 2001.

Messrs. Davis, Hardis, Kelly and Lewis are current members of the Board's Investment and Capital Committee, which monitors and advises the Company on its investment and capital management policies. During 2001, the Investment and Capital Committee met six times.

Messrs. Bennett, Matthews and Shackelford are the current members of the Board's Executive Compensation Committee, which monitors and directs the administration of the Company's compensation programs, including the various cash and stock incentive programs in which officers and employees of the Company participate. During 2001, the Executive Compensation Committee met five times and adopted resolutions by written action pursuant to Ohio corporation law on six occasions.

Messrs. Allen, Hardis, Lewis and Renwick are the current members of the Board's Nominating Committee, which considers the qualifications of individuals who are proposed as possible nominees for election to the Board and makes recommendations to the Board with respect to such possible nominees. During 2001, the Nominating Committee reviewed the qualifications of potential candidates and recommended Philip A. Laskawy to fill the vacancy on the Board that existed in 2001 and further recommended the three nominees named above for reelection to the Board. The Nominating Committee will consider candidates for the Board proposed by shareholders. Nominations from shareholders that are submitted to the Nominating Committee, c/o Charles E. Jarrett, Secretary, 300 North Commons Blvd., Mayfield Village, Ohio 44143, will be forwarded to the Committee for consideration.

Certain Relationships and Related Transactions

During 2001, the Company received $381,000 from Mr. Peter B. Lewis in reimbursement for salaries and all other payroll expenses of two pilots (three pilots as of December 1, 2001) and a mechanic who are employees of a subsidiary of the Company and support the operation of an airplane independently owned by Mr. Lewis. In addition, during 2001, the Company reimbursed Mr. Lewis $81,292 for his use of the airplane on Company-related business or as a member of the Board of Directors. The Company reimburses Mr. Lewis at the rate of $3,567 per hour, which represents the air charter rate for comparable aircraft (based on the quotes obtained from three air charter companies selected by Jet Perspective, Inc., an independent aircraft appraiser).

In October 2001, the Company purchased 30,866 of the Company's Common Shares from Mr. Peter Lewis for $143.47 per shares and 21,500 Common Shares from Mr. Daniel R. Lewis, Mr. Peter Lewis's brother, for $144.61 per share. The price per share in each such transaction equaled the then current market price of the Company's stock as quoted on the New York Stock Exchange.

Compensation Committee Interlocks and Insider Participation

Messrs. Bennett, Matthews and Shackelford served as members of the Company's Executive Compensation Committee during 2001. There are no Compensation Committee interlocks.

REPORT OF THE AUDIT COMMITTEE

The following Report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this Report by reference therein.

The Audit Committee of the Board of Directors (the "Committee") oversees the Company's financial reporting process on behalf of the Board. The Company's management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. In fulfilling its oversight responsibilities, the Committee reviewed and discussed with management the Company's audited financial statements for the year ended December 31, 2001, including a discussion of the quality, not just the acceptability, of the accounting principles, reasonableness of significant judgments, and clarity of disclosures in the financial statements.

The Committee has discussed with the independent accountants, who are responsible for expressing an opinion on the conformity of the financial statements with accounting principles generally accepted in the United States of America, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Committee under Statement on Auditing Standards No. 61 (Communication with Audit Committees). In addition, the Committee received the written disclosures and letter from the independent accountants required by Independence Standards Board Standard No. 1 and has discussed with the independent accountants their independence from management and the Company.

The Committee discussed with the Company's internal and independent accountants the overall scope and plans for their respective audits. The Committee meets with the internal and independent accountants, with and without management present, to discuss the results of their examinations, evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. The Committee held seven meetings during 2001. The adequacy of the Audit Committee's charter was reassessed by the Committee in 2001.

Based on the reviews and discussions referred to above, the Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2001, for filing with the Securities and Exchange Commission. The Committee has recommended and the Board has designated PricewaterhouseCoopers LLP to serve as the independent accountants for the Company and its subsidiaries for 2002.

AUDIT COMMITTEE

Milton N. Allen, Chairman
B. Charles Ames
Janet Hill

7

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners. The following information is set forth with respect to persons known to management to be the beneficial owners, as of January 31, 2002, or other date indicated below, of more than 5% of the Company's Common Shares:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class
The TCW Group, Inc. .... 865 South Figueroa Street Los Angeles, California 90017	12,071,678(2)	16.4%
Peter B. Lewis .... 6300 Wilson Mills Road Mayfield Village, Ohio 44143	8,387,513(3)	11.3%
Ruane, Cunniff & Co., Inc. .... 767 Fifth Avenue Suite 4701 New York, New York 10153-4798	5,858,294(4)	8.0%

(1) Except as otherwise indicated, the persons listed as beneficial owners of the Common Shares have sole voting and investment power with respect to those shares. Certain of the information contained in this table, including related footnotes, is based on the Schedule 13G filings made by the beneficial owners identified herein.

(2) The Common Shares are held in investment accounts maintained with The TCW Group, Inc. as of December 31, 2001, and it disclaims any beneficial interest in such shares. The TCW Group, Inc. has advised that it has shared voting and investment power as to all of these shares.

(3) Includes 16,372 Common Shares held for Mr. Lewis by a trustee under the Company's Retirement Security Program and 464,500 Common Shares subject to currently exercisable stock options. Also includes the following, as to which Mr. Peter B. Lewis disclaims any beneficial interest: 1,204,832 Common Shares held by Mr. Lewis as trustee of two trusts established for the benefit of his brother; and 112,341 shares held by a charitable corporation of which Mr. Lewis serves as a trustee and an officer. In addition, amount includes 1,336,342 Common Shares held by three limited partnerships, in which Mr. Lewis is a general partner, and two limited liability companies, in which Mr. Lewis holds a membership interest, as to which shares Mr. Lewis disclaims any beneficial interest, except to the extent of his own pecuniary interest therein.

(4) The Common Shares are held in investment accounts maintained with Ruane, Cunniff & Co., Inc. as of December 31, 2001, and it disclaims any beneficial interest in such shares. Ruane, Cunniff & Co., Inc. has advised that it has sole voting power as to 3,599,611 of these shares, no voting power as to the balance of these shares, and sole investment power as to 5,858,294 of these shares.

Security Ownership of Management. The following information is set forth with respect to the Company's Common Shares beneficially owned as of January 31, 2002, by all directors and nominees for election as directors of the Company, each of the named executive officers (as identified on page 11) and by all directors and all individuals who were executive officers of the Company on December 31, 2001, as a group:

Name	Amount and Nature of Beneficial Ownership(1)	Percent of Class
Milton N. Allen	32,720(2)	*
B. Charles Ames	71,121(3)	*
Alan R. Bauer	95,334(4)	*
James E. Bennett III	9,979(5)	*
Charles A. Davis	18,716(6)	*
W. Thomas Forrester	89,800(7)	*
Stephen R. Hardis	22,524(8)	*
Janet Hill	9,216(9)	*
Jeffrey D. Kelly	6,100(10)	*
Philip A. Laskawy	1,000(11)	*
Peter B. Lewis	8,387,513(12)	11.3%
Norman S. Matthews	29,917(13)	*
Glenn M. Renwick	124,047(14)	*
Donald B. Shackelford	84,218(15)	*
Robert T. Williams	56,638(16)	*
All 24 Executive Officers and Directors as a Group	9,284,133(17)	12.5%

  * Less than 1% of the outstanding Common Shares of the Company.

(1) Includes Common Shares held for executive officers or their spouses under The Progressive Retirement Security Program and currently exercisable stock options held by directors and executive officers or their spouses under various incentive plans maintained by the Company. Unless otherwise indicated below, beneficial ownership of the Common Shares reported in the table is comprised of both sole voting power and sole investment power, or voting power and investment power that is shared with the spouse and/or minor children of the director or executive officer.

(2) Includes 2,050 Common Shares owned by Mr. Allen's wife, as to which shares he disclaims any beneficial interest, and 16,716 Common Shares subject to currently exercisable stock options.

(3) Includes 22,716 Common Shares subject to currently exercisable stock options.

(4) Includes 63,300 Common Shares subject to currently exercisable stock options and 1,945 Common Shares held under The Progressive Corporation Executive Deferred Compensation Plan, as to which shares Mr. Bauer has sole investment power but no voting power.

(5) Includes 5,379 Common Shares subject to currently exercisable stock options and 4,100 Common Shares held by Mr. Bennett as trustee of a family trust.

(6) Includes 8,716 Common Shares subject to currently exercisable stock options.

(7) Includes 68,500 Common Shares subject to currently exercisable stock options and 9,000 Common Shares held by Mr. Forrester as trustee for three trusts established for the benefit of his children.

(8) Includes 16,716 Common Shares subject to currently exercisable stock options.

(9) Includes 8,716 Common Shares subject to currently exercisable stock options.

(10) Includes 4,100 Common Shares subject to currently exercisable stock options.

(11) Represents Common Shares owned by Mr. Laskawy's wife, as to which shares he disclaims any beneficial interest.

(12) See footnote 3 on page 8.

(13) Includes 16,716 Common Shares subject to currently exercisable stock options.

(14) Includes 78,600 Common Shares subject to currently exercisable stock options and 10,793 Common Shares held under The Progressive Corporation Executive Deferred Compensation Plan, as to which shares Mr. Renwick has sole investment power but no voting power.

(15) Includes 22,716 Common Shares subject to currently exercisable stock options and 6,831 Common Shares held by Mr. Shackelford as trustee of a trust established for the benefit of his daughter.

(16) Includes 49,300 Common Shares subject to currently exercisable stock options.

(17) Includes 974,321 Common Shares subject to currently exercisable stock options.

EXECUTIVE COMPENSATION

The following information is set forth with respect to the Company's Chief Executive Officer and the other four most highly compensated executive officers, each of whom was serving as an executive officer at December 31, 2001 (the "named executive officers"). The titles set forth below reflect positions held at December 31, 2001.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Other Annual Compensation ($)	Securities Underlying Options (#)	All Other Compensation(3) ($)
Glenn M. Renwick	2001	$676,923	$1,376,862	—	54,071	$ 7,815(4)
President and Chief	2000	488,462	0	—	49,584	23,339
Executive Officer	1999	392,500	298,653	—	11,200	6,450
Peter B. Lewis	2001	$511,538	$1,013,767	$ 41,535(2)	30,348	$ 9,919(5)
Chairman of the Board	2000	623,077	275,057	59,822(2)	59,502	116,140
	1999	800,000	924,480	172,045(2)	35,200	8,430
W. Thomas Forrester	2001	$426,538	$ 578,386	—	18,979	$ 8,316
Vice President and	2000	397,115	0	—	25,242	35,221
Chief Financial Officer	1999	370,384	282,233	—	10,500	6,239
Robert T. Williams	2001	$397,115	$ 515,456	—	16,332	$ 8,087
Agent Business Leader	2000	369,231	0	—	23,667	30,473
	1999	319,231	243,254	—	9,100	6,774
Alan R. Bauer	2001	$350,324	$ 541,601	—	15,462	$ 9,919(5)
Internet Business Leader	2000	350,162	0	—	22,089	39,367
	1999	348,269	265,381	—	9,800	7,704

(1) Includes bonus amounts, if any, deferred under The Progressive Corporation Executive Deferred Compensation Plan.

(2) Other Annual Compensation represents tax advisory services in 2001 and 2000, and includes $128,183 for personal use of corporate aircraft in 1999.

(3) Except as otherwise disclosed, the reported amounts for 2001 represent employer contributions made during the year under the Company's Retirement Security Program.

(4) In addition to contributions made under the Company's Retirement Security Program, the reported amount includes a $303 anniversary award for 15 years of employment with the Company.

(5) In addition to contributions made under the Company's Retirement Security Program, the reported amount includes a $799 reimbursement of lost Company match funds due to the Company's Retirement Security Plan's failure to pass nondiscrimination testing which resulted in a one-time refund of contributions to certain Plan participants.

11

OPTION GRANTS IN LAST FISCAL YEAR

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Option Term	
Name	Number of Securities Underlying Options Granted (1) (#)	% of Total Options Granted to Employees in 2001	Exercise Price ($/share)	Expiration Date	5% ($)	10% ($)
Glenn M. Renwick	54,071(2)	8.1%	$ 92.00	12/31/2010	$3,128,456	$7,928,123
Peter B. Lewis	30,348	4.5	92.00	12/31/2010	1,755,884	4,449,754
W. Thomas Forrester	18,979(2)	2.8	92.00	12/31/2010	1,098,093	2,782,783
Robert T. Williams	16,332(2)	2.4	92.00	12/31/2010	944,942	2,394,668
Alan R. Bauer	15,462(2)	2.3	92.00	12/31/2010	894,605	2,267,105

(1) Except as otherwise noted, options become exercisable in one-third increments on January 1, 2004, January 1, 2005 and January 1, 2006, subject to accelerated vesting and a "cash-out" provision upon the occurrence of any "change in control" of the Company or certain similar events described in the 1995 Incentive Plan.

(2) Amounts include 18,539, 6,643, 6,180 and 5,412 shares subject to options granted to Messrs. Renwick, Forrester, Williams and Bauer, respectively, which have a fixed vesting date of January 1, 2006, with a provision for accelerated vesting if certain predetermined performance objectives are achieved prior to such date, as described on page 19.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR-END OPTION VALUES

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at 12/31/01 (#) Exercisable/ Unexercisable		Value of Unexercised In-the-Money Options at 12/31/01 ($) Exercisable/ Unexercisable	
Glenn M. Renwick	15,000	$ 1,551,930	Exercisable	62,800	Exercisable	$ 6,992,303
			Unexercisable	140,055	Unexercisable	9,238,978
Peter B. Lewis	106,200	14,010,116	Exercisable	390,900	Exercisable	43,925,083
			Unexercisable	239,650	Unexercisable	14,440,407
W. Thomas Forrester	10,100	1,148,128	Exercisable	52,700	Exercisable	5,783,585
			Unexercisable	79,921	Unexercisable	4,993,064
Robert T. Williams	10,500	1,202,691	Exercisable	41,200	Exercisable	4,628,423
			Unexercisable	64,899	Unexercisable	4,020,749
Alan R. Bauer	14,700	1,439,954	Exercisable	47,500	Exercisable	5,168,425
			Unexercisable	72,551	Unexercisable	4,497,576

12

Pension Plans

The Company has a two-tiered Retirement Security Program ("RSP"). The RSP is a defined contribution pension plan within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and a qualified plan under Section 401(a) of the Internal Revenue Code of 1986, as amended ("Code") and covers all employees who meet requirements as to age and length of service. The first tier of the RSP provides employer contributions of 1% to 5% of annual eligible compensation up to the Social Security wage base, based on years of eligible service which may be invested by participants in any of the investment funds under the Plan. The second tier is a long-term savings plan under which the Company matches, into a Company stock account, amounts contributed to the Plan by each employee up to a maximum of 3% of the employee's eligible compensation. Effective April 1, 2002, Company matching contributions may be invested by participants in any of the investment funds available under the Plan. All named executive officers are eligible to participate in the RSP, and contributions made by the Company on their behalf are included in "All Other Compensation" in the Summary Compensation Table on page 11.

Separation Plans and Agreements

The named executive officers, as well as substantially all other regular, non-temporary employees of the Company and its subsidiaries, are eligible to participate in The Progressive Corporation Separation Allowance Plan ("Separation Plan"). The Separation Plan provides payments to eligible employees whose employment is involuntarily terminated as a result of a reduction in force or a reorganization, as defined in the Separation Plan. Payments are based on compensation in effect immediately prior to termination and years of service and cannot exceed an aggregate of two years of compensation. The Separation Plan is a welfare benefit plan within the meaning of ERISA. All payments under the Separation Plan are made from the general assets of the Company and its subsidiaries. Individual employment or separation arrangements may supplement or supersede the Separation Plan in whole or in part.

The named executive officers, and certain other senior managers of the Company, are eligible to participate in The Progressive Corporation Executive Separation Allowance Plan ("Executive Separation Plan"). The Executive Separation Plan provides payments to eligible employees whose employment is involuntarily terminated for reasons other than resignation (including retirement), job elimination, reduction in force or reorganization, death, disability, unsatisfactory job performance or misconduct, as defined in the Executive Separation Plan, provided the employee signs a separation agreement and general release and delivers it to the Company within 90 days after the termination date. Payments are based on compensation in effect immediately prior to termination. For Messrs. Renwick, Forrester, Williams and Bauer, payments will equal one year's annual salary plus a single year's bonus payment as determined by a formula contained in the Executive Separation Plan. For Mr. Lewis the payment will equal one year's annual salary. The Executive Separation Plan is a welfare benefit plan within the meaning of ERISA. All payments under the Executive Separation Plan are made from the general assets

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of the Company and its subsidiaries. Individual employment or separation arrangements may supplement or supersede the Executive Separation Plan in whole or in part.

Messrs. Renwick, Forrester, Williams and Bauer have entered into Employment Agreements with the Company. Pursuant to the Employment Agreements, these executive officers will continue to be employed by the Company and receive compensation and benefits for a three-year period upon a Change of Control, as defined in the Employment Agreements. The compensation during this three-year period will be not less than the salary, bonus and other benefits and incentives that such executive officers were receiving prior to the Change in Control. In the event that any such executive officer's employment is terminated prior to the end of such three-year employment period without cause and for reasons other than death or disability, such executive officer would be entitled to receive from the Company a payment equal to (i) the salary, bonus and certain benefits accrued through the date of termination, plus (ii) an amount equal to the greater of (a) two times the total of the executive's annual base salary and the highest annual bonus earned by the executive during the three years immediately preceding the Change of Control or during the employment period after the Change of Control, or (b) four times the executive's annual base salary, minus (iii) the amounts paid or to be paid under any severance plan(s) then in effect. In addition, such executive officer will be eligible to receive certain benefits from the Company for a two-year period after termination. Each Employment Agreement also includes a provision requiring the Company, under certain circumstances, to make an additional payment to the executive officer (the "Gross-Up Payment") in the event that any payments or distributions made by the Company upon a Change in Control of the Company (the "Payments") are determined to be subject to an excise tax imposed by the Internal Revenue Code. The amount of the Gross-Up Payment will be calculated such that after the payment of all taxes, interest and penalties on the Payments and the Gross-Up Payment, such executive officer will retain a portion of the Gross-Up Payment equal to the excise tax imposed.

Pursuant to Non-Qualified Stock Option Agreements covering stock options granted on or after May 16, 1996, any such stock option granted to an employee who thereafter retires from the Company and, at the time of his retirement, meets certain age and years of service requirements ("Qualified Retirement") will be subject to the following provisions: (a) any such stock option which is vested on the date of such retirement ("Qualified Retirement Date") will remain in effect and may be exercised, in whole or in part, at any time between the Qualified Retirement Date and the date on which such stock option expires under the applicable Non-Qualified Stock Option Agreement ("Expiration Date"); (b) 50% of any unvested stock option will remain in effect, will vest and become exercisable on the date on which such stock option is scheduled to vest under the applicable Non-Qualified Stock Option Agreement ("Vesting Date") and may be exercised by the employee, in whole or in part, at any time between the Vesting Date and the Expiration Date; and (c) the remaining 50% of the unvested stock option will terminate on the Qualified Retirement Date.

Directors' Fees and Plans

Each member of the Board of Directors who is not an employee of the Company currently receives an annual director's fee of $8,000 ("Retainer Fee"). In addition, each such director receives fees for attendance at meetings of the Board and those committees of the Board of which he is a member ("Meeting Fee"). Directors currently receive $3,000 for attendance at each regular meeting of the Board and $1,000 for attendance at each special meeting, unless attendance is by telephone, in which case the fee is $500 for all participants. Each member of a Board committee receives $750 for attendance at each meeting of a Board committee, except that the committee chairman receives $1,000 for attendance at each such meeting, unless attendance is by telephone, in which case the fee is $500 for all participants. Directors are also compensated for attendance at certain meetings of the Company's senior managers at rates equal to the fee received for attendance at regular Board meetings.

Each director of the Company who is not an employee of the Company participates in The Progressive Corporation Directors Deferral Plan, as amended ("Directors Deferral Plan"). Each participant in the Directors Deferral Plan may elect, annually, to defer receipt of all or a portion of his Meeting Fees for the following year until the date designated by the director in accordance with the plan. A participating director may elect to have such deferred fees credited to or allocated between (a) a cash account which will earn interest at a rate equal to the rate of interest on new 3-month certificates of deposit, and (b) a stock account under which the deferred fees are converted into units equivalent in value and dividend rights to the Company's Common Shares. Account balances may not be transferred from one account to another. All such accounts will be distributed in cash, in a lump sum or installments, when and as designated by the participating director at the time of election or, if earlier, upon the death of the director. All Retainer Fees are deferred, credited to a stock account and distributed in cash on a date designated by the participating director in accordance with the terms of the plan. All account balances of a director will be distributed to his beneficiary upon his death. However, if any director ceases to serve as such for any reason other than death, disability or removal without cause prior to the expiration of his current term, all Retainer Fees credited to his stock account during such term are forfeited.

Each director who is not an employee of the Company is eligible to receive awards under The Progressive Corporation 1998 Directors' Stock Option Plan ("Directors' Stock Plan"). The Directors' Stock Plan authorizes the issuance of up to 200,000 Common Shares, subject to adjustment for stock splits and similar events. The option exercise price per Common Share equals the fair market value of the Common Shares on the date of grant. The term of each such stock option is ten years commencing on the date of grant. Options become exercisable six months and one day following the date of grant and are not transferable. Upon the death of a participating director, his stock options may be exercised by his estate at any time during the one year period immediately following the date of his death, to the extent then exercisable. During 2001, the Company granted stock options under this plan of 1,439 shares each to nine directors.

EXECUTIVE COMPENSATION COMMITTEE REPORT

Executive Compensation Policy

The Company's executive compensation program is administered under the direction of the Executive Compensation Committee of the Board of Directors (the "Committee"). The Committee is currently comprised of three independent, non-employee directors.

The executive compensation program is designed to promote the following objectives:

- Attract, retain and motivate executives who can significantly contribute to the success of the Company.

- Reward the achievement of important selected business objectives that have been approved by the Board.

- Provide a rational, consistent and competitive executive compensation system that is well understood by those to whom it applies.

- Tie a significant portion of executive compensation to the long-term performance of the Company's Common Shares.

The Committee believes that if these objectives are consistently achieved, shareholder value will be enhanced over time.

Executive Compensation Program

For 2001, the Company's executive compensation program was designed to base compensation on corporate, business unit and/or individual performance. Performance objectives and related measurements, as well as the compensation awards that would result from various levels of performance, were clearly defined in advance.

The Company's executive compensation program consists of three components: salary, annual bonus and long-term incentives through equity-based awards. Variable compensation (consisting of annual bonus and equity-based awards) is a larger part of total compensation at more senior levels of the organization. For each executive officer, a target amount is established for each component of variable compensation. Target amounts are determined primarily by reference to data contained in national compensation surveys. These surveys include compensation data for a broad range of public companies in a variety of industries. Since the Company competes for executive level personnel on a nationwide basis with companies in a variety of industries, the compensation data utilized are not limited to companies included in the P/C Group referred to on page 22. The Company's objective is to pay its executives competitive salaries (i.e. at or near the midpoint of the survey range of salaries for their respective positions) and to provide variable compensation that can take total direct compensation to or above the high end of the survey range for total direct compensation when the Company and, if applicable, the executive's assigned business unit meet or exceed challenging performance goals.

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In addition to the executive compensation program, executive officers participate in the Company's health and retirement plans which are available on the same basis to all regular employees of the Company who satisfy minimum eligibility requirements.

Salary Component

Executive officers receive a salary based on their responsibilities and potential at market levels indicated by compensation survey data. The Company's objective is to set executive salaries at or near the midpoint of the survey range of salaries for similar positions at other companies judged to be comparable. Salaries are reviewed annually and may be adjusted upward or downward for changes in job responsibilities, market conditions and the individual's performance. Better performance generally results in an increased salary, subject to the limits of the salary range established by the Company. For executives who exceed expectations during a given calendar year, some part of the increase may be paid in a single lump sum, as a merit cash award, rather than becoming a part of the future salary base.

Annual Bonus Component

In 2001, Alan R. Bauer, W. Thomas Forrester, Peter B. Lewis, Brian J. Passell, Glenn M. Renwick and Robert T. Williams participated in the 1999 Executive Bonus Plan ("Executive Bonus Plan"), which has been in effect since 1999. This Plan has been designed to reward participants appropriately for current corporate and/or business unit performance. Under the Executive Bonus Plan, a target annual bonus amount, which varied by position, was established for each participant. In 2001, for Mr. Renwick, the target annual bonus amount was 150% of salary; for Mr. Lewis, the target annual bonus amount was 135% of salary; and for Messrs. Bauer, Forrester, Passell and Williams, the target annual bonus amount was 100% of salary.

Awards under the Executive Bonus Plan were determined by reference to one or more of the following quantitative components: A Business Segment Performance Component, a Weighted Average Business Segment Performance Component and an Investment Performance Component.

The Agent Business Segment Performance Component included Agent Auto (excluding Strategic Alliance Auto), Special Lines (all sources) and Commercial Vehicle (all sources). The Direct Business Segment Performance Component included Auto Pro (including Strategic Alliance Auto) and Internet. The performance of each such Business Segment was measured by a Gainsharing Matrix, which assigned a score to various combinations of profitability (as measured by the Gainsharing Combined Ratio) and growth (based on year-to-year change in net earned premium) outcomes. A separate Gain-sharing Matrix was established for each of the Business Segments.

The Weighted Average Business Segment Performance Component was determined on the basis of the performance results for each of the Agent and Direct Business Segments, which were then weighted, based on the net earned premiums generated by each such Business Segment during the Plan year, and the weighted results were combined to produce a Performance Score, which was used to calculate the Annual Payment.

The Investment Performance Component compared the performance of individual segments of the Company's investment portfolio against the range of performance results achieved by selected groups of comparable investment funds.

An appropriate combination of Bonus Components was selected for each participant, and the selected Bonus Components were weighted, based on such participant's assigned responsibilities. The combination of the selected Bonus Components, and their relative weightings, differed for each of the participating executives, depending on the nature and scope of their assigned responsibilities. A bonus award equal to the target annual bonus resulted if designated goals were met. Actual awards could range from 0% to 200% of the target annual bonus amount, depending on the extent to which performance fell short of or exceeded the designated goals.

In 2001, all other officers and qualified employees (approximately 20,240) of the Company, including eight executive officers, participated in the Company's 2001 Gainsharing Plan ("Gainsharing Plan"). The Gainsharing Plan is substantially similar to the Executive Bonus Plan, but does not include an Investment Performance Component. Under the Gainsharing Plan, awards were based on performance in achieving profitability and growth targets, as measured by the Gainsharing Matrix, for each of the Agent and Direct Business Segments. The Business Segments performance results were weighted in proportion to the amount of net earned premiums contributed by each such Business Segment and the weighted performance results were combined to produce a Performance Score, which was used to calculate the Annual Gainsharing Payment.

Long-Term Incentive Component

In 2001, the executive compensation program included long-term incentives through the grant of non-qualified stock options. This component is designed to encourage the long-term retention of key executives and to align executive compensation directly with the long-term enhancement of shareholder value. Stock option grants are intended to focus the executive on managing the Company from the perspective of an owner. The named executive officers and approximately 525 other management employees of the Company received stock option awards in 2001. The value of a stock option depends directly on the future performance of the Company's Common Shares, since it has value to the recipient only if and to the extent that the price of the Company's Common Shares increases above the option exercise price.

In 2001, two forms of non-qualified stock options were granted to management employees. Traditional time-based stock options were granted to the named executive officers and approximately 525 other management employees of the Company. In addition, the named executive officers and approximately 34 other senior managers received stock option grants with the vesting date determined, in part, upon the achievement of specific business results.

Both forms of the stock options have an exercise price which is equal to the market price of the Company's Common Shares on the date of grant, have a ten-year term and may be exercised at any time after vesting until the expiration of the options' term. The time-based stock options vest in equal annual

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increments, from three to five years after the date of grant. The performance-based stock options will vest and become exercisable upon the date which is the earlier of (1) the date of the public dissemination of a news release reporting earnings for the Company and its subsidiaries for the first calendar year or quarter as of which the Company and its subsidiaries have generated net earned premiums of $8 billion or more over a period consisting of four consecutive calendar quarters at a combined ratio of less than 100, or (2) January 1, 2006.

Stock option awards are normally made annually. A target award value, which varies by position, is established for each executive officer in order to bring total targeted compensation to the top of the survey range. In 2001, for the Company's executive officers, these target award values ranged from 175 - 350% of salary, depending on job classification. The target award value is then divided by a value per share developed through a modified Black-Scholes pricing model to determine the number of option shares to be awarded. In 2001, the pricing model valued the stock options awarded to executive officers at $45.312 per share, which is 49.25% of the per share exercise price of $92.00. The following assumptions were used to derive the ratio: 10-year option term, .376 annualized volatility rate, 4.83% risk free rate of return and .30% dividend yield, and an assumed annual attrition factor of 3% for each of the 5 years prior to full vesting.

Chief Executive Officer Compensation

Glenn M. Renwick, the Company's President and Chief Executive Officer, received cash compensation in the amount of $2,053,785 for 2001, consisting of an annual salary of $676,923 and an annual bonus award of $1,376,862, in addition to the non-cash compensation disclosed in the Summary Compensation Table and related footnotes on page 11.

Mr. Renwick's annual bonus target for 2001 was $1,015,385, an amount equal to 150% of his salary. For Mr. Renwick, 100% of his bonus target was based on the Weighted Average Business Segment Performance Component. In 2001, the Company's Agency Business Segment achieved a performance score of 1.187, based on a Gainsharing Combined Ratio of 94.2 with 6% growth in net earned premiums, and the Company's Direct Business Segment achieved a performance score of 1.804, based on a Gainsharing Combined Ratio of 96.8 and 39% growth in net earned premiums. The performance scores for the two Business Segments were weighted 72.6% for the Agent Business Segment and 27.4% for the Direct Business Segment, based on the relative percentage of total net earned premiums generated by each such Business Segment, and the weighted performance scores were combined to produce an overall performance score of 1.356 for this Performance Component. Mr. Renwick therefore earned 135.6% of target, or $1,376,862, as his annual bonus.

For the long-term incentive component of his compensation, on March 14, 2001, Mr. Renwick was awarded stock options to purchase 54,071 of the Company's Common Shares at a price of $92.00 per share. This award included a time-based stock option to purchase 35,532 Common Shares and a performance-based stock option to purchase 18,539 Common Shares. With respect to the time-based stock option award, assuming that none of the award's forfeiture provisions are triggered, one-third of this award will vest on each of January 1, 2004, January 1, 2005 and January 1, 2006. The performance-based stock option award will vest on the earlier of the date on which the achievement of the applicable performance objectives, as described above, is publicly announced or January 1, 2006, provided none of the award's forfeiture provisions are triggered prior to vesting. These awards were determined in accordance with the stock option formula described above.

Omnibus Reconciliation Act of 1993

In 1993, the Internal Revenue Code of 1986 was amended by the Omnibus Budget Reconciliation Act of 1993 ("Budget Reconciliation Act"), which limits to $1 million per year the deduction allowed for Federal income tax purposes for compensation paid to the chief executive officer and the four other most highly compensated executive officers of a public company ("Deduction Limit"). This Deduction Limit, which became effective in 1994, does not apply to compensation paid under a plan that meets certain requirements for "performance-based compensation." To qualify for this exception, (a) the compensation must be payable solely on account of the attainment of one or more pre-established objective performance goals; (b) the performance goals must be established by a compensation committee of the board of directors that is comprised solely of two or more "outside directors"; (c) the material terms of the performance goals must be disclosed to and approved by shareholders before payment; and (d) the compensation committee must certify in writing prior to payment that the performance goals and any other material terms have been satisfied.

Compensation attributable to a stock option award is deemed to satisfy the requirements for "performance-based compensation" if the award is made by a compensation committee comprised solely of two or more "outside directors," the plan under which the award has been granted is approved by shareholders and states the maximum number of shares with respect to which options may be granted to any employee during a specified period and, under the terms of the option, the amount of compensation the employee could receive is based solely on an increase in the value of the stock after the date of the award.

It is the Company's policy to structure its incentive compensation programs to satisfy the requirements for the "performance-based compensation" exception to the Deduction Limit and, thus, to preserve the full deductibility of all compensation paid thereunder, to the extent practicable. The Company's stock incentive plans, as well as the 1999 Executive Bonus Plan, have been submitted to and approved by the Company's shareholders. Compensation awards under these Plans are designed to satisfy the requirements of the "performance-based compensation" exception to the Deduction Limit. Salaries and any perquisites are subject to approval of the Committee, but will not be submitted to a vote of shareholders, and thus will not be deductible if and to the extent that such compensation exceeds $1 million per year for any such executive.

Summary and Concluding Remarks

The Committee believes that executive compensation should be linked to the creation of shareholder value. The Company's executive compensation program thus includes significant long-term incentives, through equity-based awards, which are tied to the long-term performance of the Company's

Common Shares. The Committee recognizes, however, that while stock prices may reflect corporate performance over the long term, other factors, such as general economic conditions and varying investors' attitudes toward the stock market in general, and specific industries in particular, may significantly affect stock prices at any point in time. Accordingly, the annual cash components of the program, consisting of salary and annual bonus, emphasize individual performance and the realization of defined business objectives, which are independent of short-range fluctuations in the stock price.

The executive compensation program thus has been designed to align executive compensation with both the Company's business goals and long-term shareholder interests. The Committee believes that the program, as implemented, is balanced and consistent with these objectives. The Committee will continue to monitor the operation of the program and cause the program to be adjusted and refined, as necessary, to ensure that it continues to support both corporate and shareholder goals.

EXECUTIVE COMPENSATION COMMITTEE

Donald B. Shackelford, Chairman
James E. Bennett III
Norman S. Matthews

PERFORMANCE GRAPH

The following performance graph compares the performance of the Company's Common Shares ("PGR") to the Standard & Poor's 500 Index ("S & P Index") and the Value Line Property/Casualty Industry Group ("P/C Group") for the last five years.

Cumulative Five-Year Total Return*

PGR, S&P Index, P/C Group
(Performance Results through 12/31/2001)



Cumulative Total Return as of December 31 of each year (assumes $100 was invested at the close of trading on December 31, 1996)					
	1997	1998	1999	2000	2001
PGR	$178.41	$252.72	$109.38	$155.56	$224.35
S&P Index	133.24	171.08	205.78	187.05	164.81
P/C Group	154.23	156.58	130.74	181.09	188.41

*Assumes reinvestment of dividends.

Source: Value Line, Inc.

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INDEPENDENT ACCOUNTANTS

Following are the aggregate fees billed to the Company for the fiscal year ended December 31, 2001, by the Company's independent accountants, PricewaterhouseCoopers LLP:

Audit Fees: $421,005

Financial Information Systems Design and Implementation Fees: $0

All Other Fees: $386,999 (primarily includes statutory audit fees of $212,900, consulting services for compliance with state insurance laws and debt offering review and consent.)

The Audit Committee has considered whether the provision of the non-audit services is compatible with maintaining the principal accountant's independence.

At the meeting of the Board of Directors of the Company held on February 8, 2002, the Board selected PricewaterhouseCoopers LLP to serve as the independent accountants for the Company and its subsidiaries for 2002. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting with the opportunity to make a statement about the Company's financial condition, if they desire to do so, and to respond to appropriate questions.

SHAREHOLDER PROPOSALS

Any shareholder who intends to present a proposal at the 2003 Annual Meeting of Shareholders for inclusion in the proxy statement and form of proxy relating to that meeting may do so in accordance with Securities and Exchange Commission Rule 14a-8 and is advised that the proposal must be received by the Secretary at the Company's principal executive offices located at 6300 Wilson Mills Road, Mayfield Village, Ohio 44143, not later than November 18, 2002. For those shareholder proposals which are not submitted in accordance with Rule 14a-8, the proxies designated by the Board may exercise their discretionary voting authority, without any discussion of the proposal in the Company's proxy materials, with respect to any proposal which is received by the Company after February 3, 2003.

SHAREHOLDER VOTE TABULATION

Votes will be tabulated by or under the direction of Inspectors of Election, who may be regular employees of the Company. The Inspectors of Election will certify the results of the voting at the Annual Meeting.

The director nominees who receive the greatest number of affirmative votes will be elected directors. Abstentions and broker non-votes thus will not affect the results of the election.

OTHER MATTERS

The solicitation of proxies is made by and on behalf of the Board of Directors. The cost of the solicitation, including the reasonable expenses of brokerage firms or other nominees for forwarding proxy materials to beneficial owners, will be borne by the Company. In addition to solicitation by mail, proxies may be solicited by telephone, telegraph or personally. The Company has engaged the firm of Morrow & Co., New York, New York, to assist it in the solicitation of proxies at an estimated cost of $16,000. Proxies may be solicited by directors, officers and employees of the Company without additional compensation.

If the enclosed proxy is executed and returned, the shares represented thereby will be voted in accordance with any specifications made therein by the shareholder. In the absence of any such specifications, the proxies will be voted to elect the three nominees named under "Election of Directors" above.

The presence of any shareholder at the meeting will not operate to revoke his proxy. A proxy may be revoked at any time insofar as it has not been exercised by giving written notice to the Company or in open meeting.

If any other matters shall properly come before the meeting, the persons named in the proxy, or their substitutes, will vote thereon in accordance with their judgment. The Board of Directors does not know at this time of any other matters that will be presented for action at the meeting.

AVAILABLE INFORMATION

The Company will furnish, without charge, to each person to whom a proxy statement is delivered, upon oral or written request, a copy of the Company's Annual Report on Form 10-K for 2001 (other than certain exhibits). Requests for such documents should be submitted in writing to Jeffrey W. Basch, Chief Accounting Officer, The Progressive Corporation, 6300 Wilson Mills Road, Mayfield Village, OH 44143, by telephone at (440) 446-2851 or e-mail at investor_relations@progressive.com.

By Order of the Board of Directors.

Charles E. Jarrett, *Secretary*

March 15, 2002

THE PROGRESSIVE CORPORATION

Proxy Solicited on Behalf of the Board of Directors for the Annual Meeting of Shareholders

The undersigned hereby appoints W. Thomas Forrester, Charles E. Jarrett and David M. Coffey, and each of them, with full power of substitution, as proxies for the undersigned to attend the Annual Meeting of Shareholders of The Progressive Corporation, to be held at 6671 Beta Drive, Mayfield Village, Ohio, at 10:00 a.m., Cleveland time, on April 19, 2002, and thereat, and at any adjournment thereof, to vote and act with respect to all Common Shares of the Company which the undersigned would be entitled to vote, with all power the undersigned would possess if present in person, as follows:

1. ☐ WITH or ☐ WITHOUT authority to vote (except as marked to the contrary below) for the election as directors of all three nominees listed below.

Milton N. Allen, Charles A. Davis and Jeffrey D. Kelly

(INSTRUCTION: To withhold authority to vote for any individual nominee, print that nominee's name on the space provided below.)

_____

2. In their discretion, to vote upon such other business as may properly come before the meeting.

(Continued, and to be dated and signed, on the other side)

(Continued from the other side)

This proxy, when properly executed, will be voted as specified by the shareholder. If no specifications are made, this proxy will be voted to elect the nominees identified in Item 1 above.

Receipt of Notice of Annual Meeting of Shareholders and the related Proxy Statement dated March 15, 2002, is hereby acknowledged.

Date: _____ , 2002

_____

_____

_____
Signature of Shareholder(s)

Please sign as your name or names appear hereon. If shares are held jointly, all holders must sign. When signing as attorney, executor, administrator, trustee or guardian, please give your full title. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.

Proxy Card